UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Prairie Operating Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97751C100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

555 Marin Street, Suite 140

Thousand Oaks, CA 91360

(310) 331-8480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd. 98-0335509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

Sole Voting Power

17,500,522*

* common stock only (excludes 5,714,286 shares underlying convertible debenture, 21,560,000 shares underlying Series D preferred stock; 7,142,857 shares underlying Series A warrant and 7,142,857 shares underlying Series B warrant)

	8.	Shared Voting Power

	9.

Sole Dispositive Power

17,500,522*

* common stock only (excludes 5,714,286 shares underlying convertible debenture, 21,560,000 shares underlying Series D preferred stock; 7,142,857 shares underlying Series A warrant and 7,142,857 shares underlying Series B warrant)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

17,500,522*

* common stock only (excludes 5,714,286 shares underlying convertible debenture, 21,560,000 shares underlying Series D preferred stock; 7,142,857 shares underlying Series A warrant and 7,142,857 shares underlying Series B warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC 95-4717240

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,940,890

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,940,890

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,940,890

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person (See Instructions) CO

3

CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul Kessler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 57,857

	8.	Shared Voting Power

	9.	Sole Dispositive Power 57,857

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) * (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital Advisors Profit Sharing Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,350

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,350

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) * (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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CUSIP No. 97751C100

The following constitutes Amendment No.11 ("Amendment No. 11") to the Schedule 13D filed by the undersigned. This Amendment No.11 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended and restated as follows:

Item 1. Security and Issuer

This statement relates to the shares of common stock (the “Shares”) of Prairie Operating Co. (the “Issuer”). The address of the Issuer’s principal executive offices is 8636 N. Classen Boulevard, Oklahoma City, OK, 73114. Percentages in this Statement are calculated assuming 166,886,084 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer’s transfer agent on such date.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is being jointly filed by Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands (“Bristol”), Bristol Capital, LLC, a Delaware limited liability company ("BC"), Paul Kessler as an individual ("Paul Kessler"), and Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"). BIF, BC, Paul Kessler and BCA PSP are collectively referred to herein as the “Reporting Persons.”

Bristol is a privately held fund that invests primarily in publicly traded companies through the purchase of securities in private placement and/or open market transactions. The address of Bristol’s registered office is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by Bristol. BC is a privately held limited liability company that engages from time to time in investing in publicly traded companies through the purchase of securities in private placement and/or open market transactions. Paul Kessler is the sole manager of BC and therefore has voting and dispositive power over the securities held by BC. Bristol Capital Advisors Profit Sharing Plan ("BCA PSP") is a plan established by BCA which invests in various securities for the benefit of its employees. Mr. Kessler has voting and dispositive power over the securities held by BCA PSP. The address of the principal office for BCA, BC, Mr. Kessler and BCA PSP is 555 Marin Street, Suite 140, Thousand Oaks, CA 91360.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Bristol received the Shares reported herein from the following sources: (i) upon conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase Shares of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013; (ii) from open market purchases in August and September of 2015; (iii) pursuant to the Securities Purchase Agreement by and between Bristol and the Issuer dated as of December 1, 2016 (the "December 2016 Financing"); (iv) upon the exercise of the Series B warrant issued pursuant to the December 2016 Financing; (v) pursuant to the Stock Purchase Agreement by and between Bristol and John Macaluso dated as of December 12, 2016 (the "JM Purchase Agreement"); (vi) pursuant to Stock Purchase Agreements with various investors entered into in April 2017 and May 2017; (vii) from open market purchases in December 2018, January 2019, June 2019, July 2019, August 2019, September 2019, December 2019, March 2020 and December 2020; (viii) in May 2023, in connection with the exchange of 12% senior secured convertible debenture issued pursuant to the December 2016 Financing (the “Original Debenture”), plus accrued but unpaid interest thereunder and a 30% premium, for, among other consideration, Shares; (ix) the purchase of shares in a private transaction on May 3, 2023; (x) in May 2023, upon the conversion of all of the shares of Series A Preferred Stock held by Mr. Kessler, including accrued but unpaid dividends thereunder, into Shares issued to Bristol. Paul Kessler purchased the Shares reported herein on the open market (and received Series A preferred stock convertible into Shares as compensation for consulting services and unpaid Board fees). BCA PSP purchased the Shares on the open market.

Items 5 is hereby amended and restated as follows:

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CUSIP No. 97751C100

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment No. 11 to Schedule 13D, (i) Bristol owns 17,500,522 Shares, which represents approximately 10.5% of the Shares outstanding, based upon 166,886,084 Shares outstanding as of May 5, 2023, (ii) Bristol Capital, LLC owns 10,940,890 Shares, which represents approximately 6.6% of the 166,886,084 shares outstanding as of May 5, 2023, (iii) Paul Kessler owns 57,857 shares, which represents less than 1% of the 166,886,084 shares outstanding as of May 5, 2023, and (iv) Bristol Capital Advisors Profit Sharing Plan owns 39,350 shares, which represents less than 1% of the 166,886,084 shares outstanding as of May 5, 2023.

(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF"), manager of Bristol Capital, LLC ("BC"), and manager of Bristol Capital Advisors Profit Sharing Plan ("BCA PSP"), has the power to vote and dispose of the Shares owned by BIF, BC and BCA PSP, as well as the shares owned my Mr. Kessler himself. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.

(c)	Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Shares of the Issuer during the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit A	Stockholders Agreement, dated as of May 3, 2023, by and among Creek Road Miners, Inc., Bristol Capital Advisors, LLC, Paul Kessler, Edward Kovalik and Gary C. Hanna.*

Exhibit B	Agreement regarding joint filing of Schedule 13D **

*	Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on May 9, 2023.

**	Previously filed as an exhibit to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on February 14, 2023.

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CUSIP No. 97751C100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2023

BRISTOL INVESTMENT FUND, LTD.

Paul Kessler, Director

By: /s/ Paul Kessler

BRISTOL CAPITAL, LLC

Paul Kessler, Manager

By: /s/ Paul Kessler

PAUL KESSLER, an individual

By: /s/ Paul Kessler

BRISTOL CAPITAL ADVISORS PROFIT SHARING PLAN

Paul Kessler, Authorized Signatory

By: /s/ Paul Kessler

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